UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ) *


                                 GLOBETRAC INC.
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                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)


                                   043014 10 9
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                                 (CUSIP Number)


                         R. H. Daignault Law Corporation
                         1100 Melville Street, 6th Floor
                           Vancouver, British Columbia
                                 V6E 4A6 Canada
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 27, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D                     GLOBETRAC INC.                           2 OF 4


CUSIP No.    043014 10 9
         -----------------

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              1.  Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

                  JAMES PRATT
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              2.  Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a) [ ] Not applicable
                  (b) [ ]
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              3.  SEC Use Only

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              4.  Sources of Funds (See Instructions)


                  PF  (PERSONAL FUNDS OF REPORTING PERSON)
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              5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)

                  [  ]    NOT APPLICABLE
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              6.  Citizenship or Place of Organization

                  AUSTRALIA
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Number of         7.  Sole Voting Power 4,000,000
Shares
Beneficially      --------------------------------------------------------------
Owned by Each     8.  Shared Voting Power        Nil
Reporting
Person With       --------------------------------------------------------------
                  9.  Sole Dispositive Power     4,000,000

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              10. Shared Dispositive Power   Nil

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              11.   Aggregate Amount Beneficially Owned by Each Reporting Person

                     4,000,000 SHARES
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              12.  Check if the Aggregate Amount in Row (11) Exceeds Certain
                   Shares (See Instructions)

                   [  ]    NOT APPLICABLE
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              13.  Percent of Class Represented by Amount in Row (11)

                   19.0%
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               14. Type of Reporting Person (See Instructions)

                   IN (INDIVIDUAL)
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
SCHEDULE 13D                     GLOBETRAC INC.                           3 OF 4


ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of Common Stock, $0.0001 par value per share, of GlobeTrac Inc., a Nevada corporation ("GlobeTrac"). The principal executive office of GlobeTrac is located at Suite 3.07, 42 Brook Street, London W1K 5DB, United Kingdom.

ITEM 2.  IDENTITY AND BACKGROUND

(a)      James Pratt
(b)      c/o 32 Greenwich Road, Greenwich, Sydney, New South Wales, 2065,
         Australia
(c)      President and CEO of GlobeTrac
(d) During the last five years, Mr. Pratt has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Pratt was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction.
(f)      Australia

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

James Pratt acquired the beneficial ownership of 4,000,000 shares of Common Stock of GlobeTrac. Mr. Pratt paid $0.001 per share and used his own personal funds in acquiring the shares.

ITEM 4. PURPOSE OF TRANSACTION

James Pratt acquired the shares as a personal investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) James Pratt is the beneficial owner of 4,000,000 shares of Common Stock of GlobeTrac. These shares represent 19.0% of the issued and outstanding shares of Common Stock of GlobeTrac.

(b) James Pratt holds the sole power to vote and to dispose of the 4,000,000 shares of Common Stock with the exception of the call option discussed in
    Item 6 below.

(c) James Pratt has not effected any transaction in the Common Stock of GlobeTrac during the past 60 days, except as disclosed in this statement.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The 4,000,000 shares of Common Stock of GlobeTrac beneficially owned by James Pratt are registered in the name of Jeffs & Company, trustee. Jeffsco Holdings Ltd., formerly known as Jeffs & Company, is holding the shares in trust for Mr. Pratt, who remains the holder of the sole power to vote and to dispose of the 4,000,000 shares of Common Stock, with the exception of the following call option.

Mr. Pratt has granted an option to another director of GlobeTrac, David Patriquin, to acquire 500,000 shares of Common Stock from him at a price of $1.00 per share for a period of two years expiring on November 27, 2004. See
Exhibit 10 - call option agreement attached to this schedule for more information.

SCHEDULE 13D                     GLOBETRAC INC.                           4 OF 4


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

      EXHIBIT                           DESCRIPTION
      -------                           -----------

Exhibit 10 Call Option Agreement dated for reference November 27, 2002, between David Included Patriquin and James Pratt.



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:  December 5, 2002                     By:  /s/ James Pratt
                                                  ------------------------------
                                                  JAMES PRATT